Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2014

(Unaudited)

		Ratio of
		earnings to
		combined
	Ratio of	fixed charges
	earnings to	and preferred
	fixed charges	stock dividends
(Dollars in millions)

Earnings(a)	$3,579	$3,579
Plus:
Interest included in expense(b)	4,232	4,232
One-third of rental expense(c)	65	65
Adjusted “earnings”	$7,876	$7,876

Fixed charges:
Interest included in expense(b)	$4,232	$4,232
Interest capitalized	13	13
One-third of rental expense(c)	65	65
Total fixed charges	$4,310	$4,310

Ratio of earnings to fixed charges	1.83

Preferred stock dividend requirements		$161

Ratio of earnings before provision for income taxes to
earnings from continuing operations		1.00

Preferred stock dividend factor on pre-tax basis		161
Fixed charges		$4,310

Total fixed charges and preferred stock dividend requirements		$4,471

Ratio of earnings to combined fixed charges and
preferred stock dividends		1.76

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.